Exhibit 99.1

[Logo of SUPERVALU]

PO Box 990 Minneapolis, MN 55440 (952) 828-4000

news release

FOR IMMEDIATE RELEASE

SUPERVALU ANNOUNCES AGREEMENT TO ACQUIRE TOTAL LOGISTICS, INC.

Acquisition Provides SUPERVALU Critical Mass In Third-Party Logistics

Acquisition To Be Accretive to Fiscal 2006 Earnings

Webcast Tomorrow at 9:00 a.m. Central Time

MINNEAPOLIS, January 4, 2005 — SUPERVALU INC. (NYSE: SVU) announced today that it has signed an agreement and plan of merger with Total Logistics, Inc. (Nasdaq: TLCX), an industry-leading national provider of integrated third-party logistic services with calendar 2004 nine-month revenues of $253 million. Under the terms of the agreement, which was unanimously approved by both companies’ boards of directors, SUPERVALU will pay $28.50 in cash for each Total Logistics, Inc. share and will assume Total Logistics, Inc. outstanding debt, which is estimated to total approximately $68 million at closing. With approximately 5.7 million fully diluted Total Logistics, Inc. shares outstanding, the aggregate transaction value is approximately $233 million, including assumed debt and transaction expenses. The acquisition, which is subject to certain conditions, is anticipated to close within 45 days. SUPERVALU expects the acquisition to be slightly accretive to fiscal year 2006.

Jeff Noddle, chairman and CEO of SUPERVALU, stated: “We have been looking for the right partner to obtain critical mass and solidify our commitment to third-party logistics and we have found the perfect fit in Total Logistics, Inc. This company has an impressive position in third-party logistics with its proven management team, a blue-chip customer base and a full suite of integrated service solutions. The combination of SUPERVALU’s scale and supply chain competence together with Total Logistics, Inc. and its nationally recognized reputation in third-party logistics will unlock new growth opportunities.”

William T. Donovan, president and CEO of Total Logistics, Inc., said: “We are proud that we have built Total Logistics, Inc. into a recognized company with national reach, and we believe the best path to future growth is to team with SUPERVALU whose size and resources can maximize the potential of the third-party logistics opportunity.”

For the nine months ended Sept. 30, 2004, Total Logistics, Inc. reported revenues of $253.3 million, up 25 percent. EBITDA for the nine months was $15.6 million, or 6.2 percent of revenues, up 24 percent. Total Logistics, Inc. is a Milwaukee-based holding company; its two wholly owned subsidiaries, Total Logistic Control (TLC) and Zero Zone, employ about 3,000 people.

TLC contributes the majority of the company’s revenues by offering a broad service suite including warehouse management, transportation, procurement, contract manufacturing and logistics engineering and management services. TLC’s customers consist of local, regional, national, and international firms engaged in food and beverage manufacturing, consumer and industrial product manufacturing, wholesale distribution and retailing. Within the last 12 months, TLC has secured a number of new logistics contracts, including agreements with Kraft Foods, Sara Lee and Kellogg’s. TLC manages more than 30 facilities around the country providing end-to-end supply chain solutions to customers. Zero Zone is a successful niche manufacturer of refrigerated and frozen display cases serving the grocery, convenience, dollar and drug store chains. In addition, the company produces refrigeration systems and racks to power and control the refrigeration systems, electrical panels and stand-by power for both retail and industrial applications. Zero Zone is known as a pioneer for innovations like improved case lighting and energy efficiency.

Noddle added, “TLC, with its premier status in the third-party logistics industry, gives SUPERVALU an infrastructure and platform from which to realize the exciting growth potential. We’re also delighted by the prospect of serving Total Logistics, Inc.’s roster of world-class customers.”

The transaction will be structured as a tender offer for Total Logistics, Inc. shares. In accordance with the terms of the agreement, not later than January 11, 2005, a wholly owned subsidiary of SUPERVALU will offer to acquire all of the outstanding shares of Total Logistics, Inc. common stock at $28.50 per share in cash. The tender offer will be subject to at least 75 percent of the outstanding Total Logistics, Inc. shares, on a fully diluted basis, being validly tendered and not withdrawn. The Total Logistics, Inc. board of directors today unanimously approved the offer and recommended shareholder acceptance. The board members control approximately 70 percent of the outstanding shares on a fully diluted basis. The tender offer will be subject to regulatory approvals and other customary conditions. Following the close of the tender, any shares not tendered will be acquired at $28.50 per share in cash in a subsequent merger. Lazard acted as financial advisor to SUPERVALU and will serve as the dealer manager on the tender offer. William Blair & Co. served as financial advisor to Total Logistics, Inc.

About Total Logistics, Inc.

Total Logistics, Inc. is a Milwaukee-based public company operating through two wholly owned businesses, Total Logistic Control and Zero Zone. Additional corporate data can be found at http://www.totallogisticsinc.com.

Total Logistic Control (TLC), based in Zeeland, Michigan, is a national provider of integrated logistics services which include refrigerated and dry warehousing, transportation operations, supply chain management, dedicated third-party facility and operations management, food distribution, bottling and packaging and fulfillment services. TLC provides end-to-end supply chain services to a number of major U.S. food and consumer product companies. Operations are conducted through a national network of more than 30 logistic centers with 57.2 million cubic feet of refrigerated capacity and over 3.2 million square feet of dry warehouse space, making it the tenth-largest provider of refrigerated warehousing services in the United States. TLC operates a fleet of 435 tractors with 825 refrigerated and dry trailers with five maintenance facilities. TLC was recently cited by Inbound Logistics as a Top 10 Provider of Third Party Logistics Excellence for the seventh year in a row. More information about TLC is available at http://www.totallogistic.com. Zero Zone, headquartered in North Prairie, Wisconsin, is a manufacturer of high quality refrigerated and freezer display cases used in grocery, convenience, dollar and drug store chains for retail merchandising of food, beverage and floral products as well as refrigeration houses and racks to power and control the refrigeration systems, electrical panels, and stand-by power for both retail and industrial applications. More information about Zero Zone is available at http://www.zero-zone.com.

About SUPERVALU INC.

Celebrating its 135th year of fresh thinking, SUPERVALU INC., a Fortune 100 company, is one of the largest companies in the United States grocery channel. With annual revenues of approximately $20 billion, SUPERVALU holds leading market share positions across the U.S. with its more than 1,500 retail grocery locations, including licensed Save-A-Lot locations. With its Save-A-Lot format, the company holds the number one market position in the extreme value grocery retail sector. Through SUPERVALU’s geographically diverse distribution network, the company provides distribution and related logistics support services to nearly 4,500 grocery retailers across the nation. In addition, SUPERVALU’s third-party logistics business provides end-to-end supply chain management solutions that deliver value for manufacturers, consumer products retailers and food service customers. SUPERVALU currently has more than 55,000 employees. For more information about SUPERVALU visit www.supervalu.com.

Webcast Information

There will be a webcast and conference call to discuss this announcement at 9:00 a.m. Central time tomorrow, Wednesday, January 5. A live webcast of the conference call will be available at http://www.supervalu.com.

Interested parties should dial 1-888-862-6557 at least five minutes prior to the call. An archive of the call is accessible via telephone by dialing 1-630-652-3041 with pass code 10664731# and through the Web site at http://www.supervalu.com. The conference call archive will be available for two weeks.

Statements made in this release concerning the Company’s or management’s intentions, expectations, or predictions about future results or events are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current expectations or beliefs, and are subject to risks and uncertainties that could cause actual results or events to vary from stated expectations, which variations could be material and adverse. Factors that could produce such a variation include, but are not limited to, the following: the possible inability to complete the Total Logistics, Inc., acquisition; the risks and uncertainties associated with successfully integrating the two companies; the ability to retain key personnel; the inherent unreliability of earnings, revenue and cash flow predictions due to numerous factors, many of which are beyond the Company’s control; developments in the demand for each companies’ products and services; relationships with major customers and suppliers; unanticipated delays, costs and expenses inherent in the development and marketing of new products and services; the impact of governmental laws and regulations; and competitive factors. Our forward-looking statements speak only as of the time made, and we assume no obligation to publicly update any such statements. Additional information concerning these and other factors that could cause actual results and events to differ materially from the Company’s current expectations are contained in the Company’s Form 10-Q for the period ending September 11, 2004.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Total Logistics. SUPERVALU will be filing a tender offer statement with the Securities and Exchange Commission (SEC) and Total Logistics will be filing a solicitation/recommendation statement with respect to the offer. Total Logistics shareholders are advised to read the tender offer statement regarding the acquisition of Total Logistics referenced in this news release, and the related solicitation/recommendation statement when those statements are made available to them. The tender offer statement and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect the offer. These documents will be made available to all shareholders of Total Logistics at no expense to them. These documents will also be available at no charge on the SEC’s web site at www.sec.gov. Stockholders may also obtain copies of these documents without charge by requesting them from Total Logistics, Inc. in writing at 700 N. Water St., Suite 1200, Milwaukee, WI 53202, or by phone at (414) 291-9000.

CONTACTS:

Lynne High (Media)

952-828-4515

lynne.high@supervalu.com

Yolanda Scharton (Investors)

952-828 4540

Yolanda.Scharton@supervalu.com